SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 2)*

America’s Car-Mart, Inc.

(Name of Issuer)

Common stock, par value $.01 per share

(Title of Class of Securities)

03062T105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)
___________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03062T105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Magnolia Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 887,411
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 887,411
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 03062T105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Magnolia Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 887,411
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 887,411
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 03062T105	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Adam K. Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 887,411
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 887,411
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 887,411
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 03062T105	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

America’s Car-Mart, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

802 Southeast Plaza Ave., Suite 200
Bentonville, Arkansas 72712

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Magnolia Capital Fund, LP (“MCF”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $.01 per share of the Issuer (the “Common Stock”) owned directly by MCF.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

(b)	Address of Principal Business Office or, if None, Residence:

1411 Harney Street, Suite 200
Omaha, Nebraska 68102

(c)	Citizenship:

MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

(d)	Title of Class of Securities:

Common stock, par value $.01 per share

(e)	CUSIP Number:

03062T105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO. 03062T105	13G	Page 6 of 8 Pages

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Mr. Peterson may be deemed the beneficial owner of 887,411 shares of Common Stock held for the account of MCF.

TMG may be deemed the beneficial owner of 887,411 shares of Common Stock held for the account of MCF.

MCF may be deemed the beneficial owner of 887,411 shares of Common Stock that it holds.

(b)	Percent of class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 7,150,061 the number of shares of Common Stock outstanding as of December 5, 2017, as reported on the 10-Q filed by the Issuer on December 8, 2017, with the Securities and Exchange Commission.

(c)	Number of shares as to which the person has:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

CUSIP NO. 03062T105	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 03062T105	13G	Page 8 of 8 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC General Partner
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 6, 2018
The Magnolia Group, LLC

By:	The Magnolia Group, LLC
By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	February 6, 2018
Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	February 6, 2018

CUSIP NO. 03062T105	13G

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 6, 2018, by and between Magnolia Capital Fund, LP, The Magnolia Group, LLC, and Adam K. Peterson.

CUSIP NO. 03062T105	13G

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree, as of February 6, 2018, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of America’s Car-Mart, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated: February 6, 2018

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC
General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

By:	/s/ Adam K. Peterson
Adam K. Peterson